CONFIDENTIAL TREATMENT FOR CERTAIN PORTIONS OF THIS LETTER REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO 17 CFR 200.83 (“RULE 83”).

April 18, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:	MiMedx Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-35887

Dear Mr. James:
This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 20, 2017 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K filed by MiMedx Group, Inc. (“we,” “us,” “our” or the “Company”).
For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text and “[***]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Staff subject to a confidential treatment request pursuant to Rule 83. The Company requests that the redacted portions be maintained in confidence, and not be made part of any public record and not be disclosed to any person (other than the Staff).
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 8. Financial Statements
Note 2. Significant Accounting Policies
Market Concentrations and Credit Risk, page 54
Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
April 18, 2017

1.
Your December 31, 2015 Form 10-K disclosed on page 49 that revenues from AvKARE, one of your distributors which sells your products to the Federal Government, were approximately 24% and 34% of total revenue for the years ended December 31, 2015 and 2014, respectively. For each single external customer that amounts to 10 percent or more of your revenues, please tell us the total amount of revenues from each such customer for each of the periods presented. You should consider a group of entities known to you to be under common control as a single customer, and you should consider the federal government, a state government, a local government, or a foreign government as a single customer. In future filings include the disclosure required by ASC 280-10-50-42.

Response
In 2016, no single customer accounted for 10% or more of the Company’s revenue. In addition, no group of entities known to us to be under common control as a single customer accounted for 10% or more of the Company’s revenue. In future filings, we will make the required disclosure for each of the periods presented, if applicable.

2.
Please also tell us the amount of accounts receivable as of December 31, 2015 and 2016 for the customers identified in response to the above comment. In future filings, to the extent applicable, include disclosures about the concentration of credit risks for financial instruments consistent with ASC 275-10-50-19 and ASC 825-10-50-20.

Response
Accounts receivable from AvKARE were $15.4 million and $11.9 million at December 31, 2015 and 2016, respectively. As the Company has transitioned a majority of its government business to its own Federal Supply Schedule (see response to question 5 below) we did not have a concentration of credit risk related to accounts receivable in 2016. In future filings, to the extent applicable, the Company will include disclosures about the concentration of credit risks for financial instruments consistent with ASC 275-10-50-19 and ASC 825-10-50-20.
Revenue Recognition, page 56

3.
We note that a portion of your revenues is generated from inventory maintained at hospitals or physician’s offices. In your December 31, 2015 Form 10-K you stated that for products maintained at hospitals or with field representatives, you recognized revenue at the time the product was used or implanted. However, this disclosure has been omitted in the current year. Please tell us the significant terms of the agreements whereby you maintain inventory at hospitals, field representatives, or physician’s offices and when you record the related sales of that inventory. Refer to SAB Topic 13.A(2). Tell us the amount of this inventory as of December 31, 2016. In future filings, disclose your revenue recognition policy for these sales.

Response

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
April 18, 2017

Significant terms of our consignment agreements state that title to the inventory remains with the Company until the product, which has been segregated by the consignee, is withdrawn and therefore purchased by the consignee. Consignee accepts all risk of loss and full responsibility for any product in the consignment inventory that may be opened, lost, stolen or damaged. The Company recognizes revenue when we are notified that product has been used or implanted. The amount of consignment inventory as of December 31, 2016 was $2.7 million and is included in finished goods. This disclosure was inadvertently omitted from our December 31, 2016 Form 10-K, and will be included in future filings.

4.
We note from page 31 that your audit committee of the board of directors engaged outside counsel to conduct an investigation that generally included a review of whether or not you have properly recognized revenue arising out of claims of former employees with whom you are currently in litigation. Please provide us with a copy of the summarized findings of that investigation.

Response
A copy of the Executive Summary of the Audit Committee’s findings from its investigation has been provided in Annex A to this response letter.

5.	Please tell us the significant terms of your sales to the federal government under the Federal Supply Schedule.

Response
The current terms of our sales to the federal government are governed by the Federal Supply Schedule (the “Schedule”), which was effective on February 1, 2015 and expires on January 31, 2020. Products are sold pursuant to an agreed-upon price list and there are no discounts based on the quantity or tier of the product purchased. Pursuant to the Schedule, title to the products passes to the federal government upon delivery with payment terms of 30 days.
All products sold to the federal government come with a limited, one-year warranty. The federal government may return a product for 100% credit, at its option, if it determines in good faith that the product is defective or does not conform to specifications. Based on historical experience we are able to estimate the amount of warranty expense and accrue accordingly.

6.
Your disclosure discusses independent stocking distributors. Please tell us the significant terms of your agreements with third-party representatives and explain the difference between them and your independent stocking distributors.

Response
Third party representatives are agents who market our products as well as other manufacturers’ products to potential customers. As such, they do not purchase product from the Company and do not take title to or hold any of the Company’s inventory. These agents are paid a commission which is a percentage of the selling price if and when the Company sells product to a customer that they have procured. By comparison,

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
April 18, 2017

our independent stocking distributors purchase product from the Company at a price which is a discount off of list price, contractually take title to the products when they are shipped, and then re-sell the products to their customers. Independent stocking distributors are obligated to pay us regardless of when, if ever, they sell the products.

7.
Please tell us whether or not you consider AvKARE an independent stocking distributor and whether the disclosed revenue recognition policy for the independent stocking distributors similarly applies to AvKARE.

Response
The Company considers AvKARE an independent stocking distributor and, as such, the disclosed revenue recognition policy for independent stocking distributors generally applies. However, as described in our response to Staff comments dated January 9, 2017, AvKARE has a future right of return in the event of expiration or termination of our agreement with AvKARE which all other independent stocking distributors do not possess. Typically, our independent stocking distributors have a “sell through” clause in their agreements that allows them to sell remaining inventory on hand even after our agreement with them has terminated. Because of the government nature of our agreement with AvKARE, such a “sell through” clause would not be practical. See our response to Comment 14 below for a full discussion of the accounting for the AvKARE agreement.
Note 4. Acquisition of Stability, page 60

8.
You disclose that goodwill was determined based on an independent appraisal of the assets and liabilities acquired in the acquisition of Stability. Please revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers similar to your response to comment 4 to our letter dated October 28, 2016. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/comfin/guidance/sasinteip.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response
Management prepared the purchase price allocations and, in doing so, considered and relied in part upon a report of a third party valuation specialist to assist with estimating the fair value of certain assets acquired in the business combination with Stability, Inc., including goodwill. The Company will revise its disclosure in future filings, to clarify that both the purchase price allocation figures and the residual goodwill figure should be attributed to the Company and not to the third party valuation firm.

9.
We note that the fair value of the earn-out contingent consideration for the Stability acquisition at the date of acquisition is $33.2 million as shown on page 11 of your Form 10-Q for the quarterly period ended March 31, 2016. That amount changed to $25.6 million in your Form 10-Q for the

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
April 18, 2017

quarterly period ended June 30, 2016. And changed again to $17.5 million as of December 31, 2016. Please respond to the following:

•
Tell us why the amounts shown in the column for provisional amounts from your March 31, 2016 10-Q in the table on page 63 of your 10-K do not agree to the amounts in your March 31, 2016 Form 10-Q. That is, these amounts do not appear to be the acquisition date purchase price allocations.

Response
The column “Provisional Per 3/31/2016 Form 10Q” included in the Form 10-K for the year ended December 31, 2016 was incorrect. The balances noted were in fact the June 30, 2016 provisional balances. We will correct this in future filings as noted in Annex B to this response letter.

•
Explain to us what additional information about facts and circumstances that existed at the acquisition date you obtained after that date and the dates you obtained that information. Refer to ASC 805-30-35-1.

Response
[***]

•	Provide us with your calculations of the fair value of the contingent consideration as of the acquisition date, June 30, 2016, and December 31, 2016.

Response
The requested calculations have been provided in Annex C to this response letter.

•	Tell us how much the former shareholders of Stability earned for fiscal 2016 under the earn-out consideration and where the amount earned is reflected in your financial statements.

Response
The estimated amount earned by the former shareholders of Stability (Current portion of earn out liability) as of December 31, 2016 was $8.7 million and is reflected on the face of our balance sheet with the caption noted above.

10.
As agreed in your response to comment 8 to our letter dated October 28, 2016, and with respect to your contingent consideration for the Stability acquisition, in future filings please disclose, as required by ASC 805-30-50-1(c), the amount of contingent consideration recognized as of the acquisition date and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why you cannot estimate a range. Since the maximum amount of the payment is unlimited, please disclose that fact consistent with ASC 805.

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

Response
United States Securities and Exchange Commission
April 18, 2017

The structure of the earn-out for the Stability acquisition is such that the sellers should always earn at least some amount during the applicable periods. The payout to the sellers is not capped, and there is no pre-
determined upper bound to the undiscounted range. Therefore, an estimate of the range of outcomes cannot be estimated. In future filings, the Company will include this disclosure as well as all other previously referenced disclosures.

11.
As agreed in your response to comment 10 to our letter dated October 28, 2016, in future filings, for each reporting period after the acquisition date until you settle the contingent consideration liability (or the liability is cancelled or expires), consistent with ASC 805--30-50-4, please provide the reconciliation disclosures about fair value required by ASC 820-10-50-2(c) for the contingent consideration.

Response
In response to the Staff’s comment, to the extent applicable, in future filings, the Company will include such disclosures.

Schedule II. Valuation and Qualifying Accounts, page 79

12.
Tell us why your allowance for product returns increased to $8.3 million, or 3.4% of net sales, in fiscal 2016, from $3.3 million, or 1.8% of net sales, in fiscal 2015. Show us the significant components of the balance as of December 31, 2016. Please tell us your return policies and practices and explain the nature of any changes in your return policies and practices. We note from your response to comment 2 to our letter dated January 25, 2017 that your distributors do not have contractual rights of return or exchange and you only accept returns in limited situations.

Response
With the exception of the AvKARE contract, our return policies and practices did not change in 2016 and remain as we disclosed to you in our response to your January 25, 2017 letter. Like our other distributors, AvKARE has no right to return products sold under our agreement except in cases of defect or nonconformity. However, at the end of the term of the agreement (or in the event the agreement is otherwise terminated) the Company has an obligation to repurchase AvKARE’s remaining inventory if the agreement is not extended.  During 2016, the terms of the AvKARE contract were amended and the Company determined that it was possible that the contract would not renew and that there was a higher likelihood that there would be a terminal return liability at the end of the contract. Therefore, the Company increased its allowance for product returns to 3.4% of net sales in 2016 when compared to 1.8% of net sales in 2015 throughout the year to recognize the estimated liability for future returns related to the AvKARE contract. As of December 31, 2016 approximately $3.7 million of the balance in this account was estimated to be required for the potential AvKARE termination liability.

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

13.	In response to comment 2 of our letter dated January 25, 2017, you told us that sales allowances consist of contractual administrative fee deductions and miscellaneous non-contractual

United States Securities and Exchange Commission
April 18, 2017

accommodation credits. Please clearly describe these items to us, including the transactions and circumstances that give rise to them.

Response
Contractual administrative fees consist of customer invoice deductions for administrative fees, and early payments (such as 2/10, net 30). Accommodation credits consist of nominal remaining balance write offs, billing disagreements, and credits for erroneous benefit coverage information provided by the Company.
Form 8-K filed February 23, 2017
Exhibit 99.1

14.
You disclose that your final revenue is $1.8 million lower than you pre-released on January 9, 2017 because you are taking a very conservative approach related to the transition of your arrangements with AvKARE. Please respond to the following:

•
Tell us the reasons for the changes in the termination and repurchase obligations from the original agreement and each subsequent amendment with AvKARE, and tell us how you accounted for each of the termination and repurchase obligations, citing the accounting literature you relied upon.

Response

Factual Background

The agreement with AvKARE was originally entered into on April 19, 2012. Until the Company obtained the Schedule, AvKARE was the sole distributor of MiMedx products to the U.S. government. The agreement with AvKARE has been amended four times since it was originally signed. The discussion below explains the reasons for the amendments and the evolution of terms regarding termination and accompanying repurchase obligations.

For clarity, the AvKARE agreement has never provided AvKARE with any return rights other than for defective or nonconforming products or, more recently, in connection with a contract termination.

Original Agreement and Amendment 1

The original agreement with AvKARE was dated April 19, 2012 and included a three-year term with two one-year extensions that would automatically occur unless one party or the other elected to terminate the agreement. If MiMedx had elected to terminate the agreement before the full five-year term, it would have been required to pay AvKARE a termination fee equal to 5% of AvKARE’s purchases from the Company over a defined period. The agreement did not provide for any repurchase of inventory.

Amendment 1 did not alter any of these terms.

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

Amendment 2
United States Securities and Exchange Commission
April 18, 2017

The Second Amendment to the AvKARE agreement was effective July 15, 2013. That amendment added another automatic one-year extension, meaning the contact would continue through April 18, 2018 unless one of the parties elected to terminate.

It also added a provision indicating that MiMedx would repurchase from AvKARE any products held, at the price originally paid by AvKARE, in the event of termination instigated by MiMedx. The reason for the addition of the repurchase provision was that AvKARE wanted protection in the event MiMedx terminated the agreement.

Amendment 3

The Third Amendment was signed in April 2015. The Third Amendment changed the term of the agreement, specifying that the original term was deemed to have ended March 31, 2015, with an “Initial Extension Term” being deemed to exist through June 30, 2016. It also provided that the contract could be further extended by mutual agreement in writing for any period of time, and that an automatic extension would occur on a month-to-month basis until AvKARE earned at least $3 million of gross profit from distribution of MiMedx products from April 1, 2015 onward.

Prior to the Third Amendment, the U.S. government only purchased MiMedx products from AvKARE. However, it was contemplated at the time of the Third Amendment that MiMedx would begin selling products directly to the U.S. government. At that time, it was also contemplated that, eventually, MiMedx might serve the U.S. government directly for all products, and that the distribution arrangement with AvKARE might eventually be terminated entirely. However, the timing of any such termination, and whether a complete termination would occur, was still in doubt. Therefore, the Third Amendment contemplated that during the Initial Extension Term, AvKARE and MiMedx would support each other in creating an inventory level more consistent with AvKARE’s reduced role in distributing MiMedx products.

The Third Amendment provided that if the parties did not extend the agreement beyond the Initial Extension Term (or any automatic extension), AvKARE would return MiMedx products in its ending inventory to MiMedx and receive the price it paid for those products. In addition, the Third Amendment provided either party with the right to terminate the agreement upon 180 days notice, in which case AvKARE would also return MiMedx products and receive the price it paid for those products.

Amendment 4

The Fourth Amendment was effective January 1, 2016. It reflects the ongoing migration of the method of supply of MiMedx products to the U.S. government toward direct sales by MiMedx. At this time, the parties expected that the agreement would not extend past the term of this Fourth Amendment as a new contract, if any, would ultimately be needed to reflect the reduced role that AvKARE would play in the Company’s distribution to the U.S. government going forward.

The Fourth Amendment extended the term through June 30, 2017. It contemplated that MiMedx and AvKARE intended for the inventory held by AvKARE at June 30, 2017 to be minimal. After June 30,

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

2017, MiMedx would have 90 days, or until September 30, 2017, to repurchase any inventory still held
United States Securities and Exchange Commission
April 18, 2017

by AvKARE at an amount equal to the list price of the products - approximately 9% more than AvKARE’s standard purchase price.

The Fourth Amendment also gave MiMedx the right to terminate the contract without cause prior to the end of the term, in which case it would be required to repurchase inventory at list prices, and pay a termination fee as well.

Accounting

We have evaluated the provisions in our agreement with AvKARE related to potential product repurchase upon contract termination as rights of return under ASC 605-15, Revenue Recognition - Products. We believe that we meet the conditions set forth in ASC 605-15-25-1, and therefore have recognized a liability for our estimate of returns, and reduced sales revenue accordingly.
We have also accrued a liability for the projected commissions connected with the returns estimate.

We have evaluated provisions in the AvKARE agreement relating to termination fees under the guidance of ASC 420, Exit or Disposal Cost Obligations, as those costs represent costs to terminate a contract, as discussed in ASC 420-10-15-3(b). Pursuant to ASC 420-10-30-7, “A liability for costs to terminate a contract before the end of its term shall be measured at its fair value when the entity terminates the contract in accordance with the contract terms”. Because no termination that would have resulted in payment of a termination fee has ever been exercised, no liabilities for any such fees were ever recognized.

•	Explain to us what you mean by “a very conservative approach” and how that approach is consistent with US GAAP.

Response

As required by GAAP, we have recognized a reserve for returns representing our best estimate of returns.

In evaluating the required reserve as of December 31, 2016, we considered a range of potential outcomes based on expected demand analyses, ultimately concluding that the most likely outcome was one at the high end of the range of possible outcomes. This led our Chief Executive Officer to characterize the estimate as “very conservative.”

•
Explain to us whether your change is a change in accounting principal, a change in accounting estimate, or the correction of an error. Tell us the basis for your conclusion and provide any supporting analysis. Refer to ASC 250.

Response

The Company makes estimates each period in the ordinary course of accounting for potential future sales returns, discounts and allowances based on historical experience, actual and projected usage trend information and contractual arrangements. Based on further analysis of information in the ordinary course of accounting subsequent to the prerelease of revenue on January 9, 2017, we revised our estimate of the expected return liability for AvKARE in the process of finalizing our 2016 financial results.

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
April 18, 2017

•	Tell us whether you identified any other distribution arrangements where your revised accounting is required. If you did identify any others, describe them to us.

Response

As the revision specifically relates to the plans to deplete AvKARE’s inventory of our products by June 30, 2017, and there are no similar activities occurring with any other customer, there was no need to revisit our estimates of returns from other customers.

•	Quantify the impact of the change in your accounting for the AvKARE agreement for fiscal years 2014, 2015, and 2016.

Response

The changes in contract terms brought about by the Fourth Amendment of the AvKARE agreement (including the fact that the agreement was nearing the end of its term) resulted in new facts that impact the estimate of returns as of December 31, 2016, as described previously. No changes in the estimates of returns or in the accounting for other aspects of the AvKARE agreement are appropriate for fiscal 2014 or 2015, as the change in facts occurred and were properly recorded in 2016.

•	Tell us whether you plan to reflect that change in the financial statements and if not, why.

Response
As stated above, no changes in the estimates of returns or in the accounting for other aspects of the AvKARE agreement are appropriate for fiscal 2014 or 2015, as the change in facts occurred and were properly recorded in 2016 and, therefore, no changes to the financial statements are necessary.

15.
In your response, specifically address the changes in Sections 18.1 and 18.4 of your agreement as a result of the third amendment and the changes in Sections 18.1 and 18.4 as a result of the fourth amendment.

Response
These changes are addressed in the response to Comment 14 above.
* * *
If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 770-651-9105.

United States Securities and Exchange Commission
April 18, 2017

Sincerely,

/s/ Michael J. Senken

Michael J. Senken
Chief Financial Officer

cc:    Alexandra O. Haden (MiMedx Group, Inc.)
David W. Ghegan (Troutman Sanders LLP)

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

ANNEX A

[***]

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

ANNEX B

	Provisional Per	Measurement Period
	3/31/2016 Form 10Q	Adjustments 2016	Final

Cash paid at closing	$6,000	$—	$6,000
Working capital adjustment	—	(480)	(480)
Common stock issued	3,346	—	3,346
Assumed debt	1,771	—	1,771
Fair value of earn-out	33,240	(15,790)	17,450
Total fair value of purchase price	44,357	(16,270)	28,087

Net assets acquired:
Debt-free working capital	2,382	74	2,456
Other assets, net	199	—	199
Property, plant and equipment	1,375	—	1,375
Deferred tax liability	(9,899)	4,003	(5,896)
Subtotal	(5,943)	4,077	(1,866)
Intangible assets:
Customer relationships	8,920	(3,590)	5,330
Patents and know-how	10,230	(3,440)	6,790
Trade names and trademarks	1,000	(550)	450
Non compete agreements	2,700	(1,870)	830
Licenses and permits	760	(370)	390
Subtotal	23,610	(9,820)	13,790
Goodwill	26,690	(10,527)	16,163
Total Assets Purchased	$44,357	$(16,270)	$28,087

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

ANNEX C

[***]

CONFIDENTIAL TREATMENT REQUESTED BY MIMEDX GROUP, INC. PURSUANT TO RULE 83

Innovations In Regenerative Biomaterials
MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com